

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 13, 2008

Marshall T. Reynolds
Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

> **Re:** **Energy Services Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 1-32998**

Dear Mr. Reynolds:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alan Schick, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015